Filed Pursuant to Rule 424b3
                                                          File No. 333-127620-01


            Prospectus Supplement to Prospectus Dated August 29, 2005
                                 $1,377,291,200
                                (Approximate)(1)

               Mortgage Pass-Through Certificates, Series 2005-FF8
                              FFMLT Trust 2005-FF8
                                     Issuer
                          GS Mortgage Securities Corp.
                                    Depositor
                     National City Home Loan Services, Inc.
                                    Servicer


      This is a supplement to the Prospectus Supplement dated September 26, 2005 (the "Prospectus Supplement") to the Prospectus dated August 29, 2005 relating to the FFMLT Trust 2005-FF8 Mortgage Pass-Through Certificates, Series 2005-FF8.

      Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement, dated September 26, 2005.

      The Risk Factor titled "Some of the Mortgage Loans Have an Initial Interest-Only Period, Which May Result in Increased Delinquencies and Losses" on page S-20 of the Prospectus Supplement is hereby deleted in its entirety and replaced with the Risk Factor on page S-2 herein:





                              Goldman, Sachs & Co.

(1) Subject to a variance of +/- 5%.

Some of the Mortgage     Approximately 64.81% of the mortgage loans have an
Loans Have an Initial    initial interest-only period of up to five years and
Interest-Only Period,    approximately 4.60% of the mortgage loans have an
Which May Result in      initial interest-only period of ten years. During this
Increased Delinquencies  period, the payment made by the related mortgagor will
and Losses               be less than it would be if the principal of the
                         mortgage loan was required to amortize. In addition, the mortgage loan principal balance will not be reduced because there will be no scheduled monthly payments of principal during this period. As a result, no principal payments will be made on the LIBOR certificates with respect to these mortgage loans during their interest-only period unless there is a principal prepayment.

                         After the initial interest-only period, the scheduled monthly payment on these mortgage loans will increase, which may result in increased delinquencies by the related mortgagors, particularly if interest rates have increased and the mortgagor is unable to refinance. In addition, losses may be greater on these mortgage loans as a result of there being no principal amortization during the early years of these mortgage loans. Although the amount of principal included in each scheduled monthly payment for a traditional mortgage loan is relatively small during the first few years after the origination of a mortgage loan, in the aggregate the amount can be significant. Any resulting delinquencies and losses, to the extent not covered by the applicable credit enhancement described in this prospectus supplement, will be allocated to the LIBOR certificates in reverse order of seniority.

                         The use of mortgage loans with an initial interest-only period has recently increased in popularity in the mortgage marketplace, but historical performance data for interest-only mortgage loans is limited as compared to performance data for mortgage loans that amortize from origination. The performance of interest-only mortgage loans may be significantly different from mortgage loans that amortize from origination. In particular, there may be a higher expectation by these mortgagors of refinancing their mortgage loans with a new mortgage loan, in particular, one with an initial interest-only period, which may result in higher or lower prepayment speeds than would otherwise be the case. In addition, the failure by the related mortgagor to build equity in the mortgaged property may affect the delinquency, loss and prepayment experience with respect to these mortgage loans.


                                      S-2